March 5, 2025 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jason Drory

Re:	GH Research PLC Registration Statement on Form F-3 Registration No. 333-285310

Dear Mr. Drory:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-285310) (the “Registration Statement”) of GH Research PLC. We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on March 7, 2025, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Yasin Keshvargar at (212) 450-4839 or Christian Knoble at (212) 450-3226.

Thank you for your assistance in this matter.

Sincerely,

GH Research PLC

By:	/s/ Julie Ryan
Name: Julie Ryan
Title: Vice President, Finance